Expense Limit Agreement

         Expense Limit Agreement made as of December 10, 2004 between Pioneer Investment Management, Inc. ("PIM") and Pioneer Series Trust II, on behalf of its series Pioneer California Tax Free Income Fund (the "Fund").

         Whereas PIM wishes to reduce the expenses of the Fund until the Fund achieves a certain level of assets; and

         Whereas the Fund wishes to have PIM enter into such an agreement;

         Now therefore the parties agree as follows:

         Section 1. PIM agrees to limit the Fund's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Fund for the Fund's ordinary operating expenses so that the total expenses of the Fund (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) with respect to Class A shares do not exceed 0.86% per annum of average daily net assets attributable to Class A shares. PIM also agrees to waive its fees and/or reimburse the Fund-wide expenses attributable to any other authorized class of shares (other than Investor Class shares, which are subject to a separate expense limit agreement) to the same extent that such expenses are reduced for Class A shares. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Fund's Rule 12b-1 plans.

         Section 2. PIM may terminate or modify the Expense Limitation Agreement only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated on or before May 1, 2006. PIM shall be entitled to modify or terminate the Expense Limitation after May 1, 2006 and any subsequent fiscal year if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Fund's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Fund's financial statements; provided that this Agreement shall remain in effect at all times until the Fund's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Fund or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         Section 3. This Agreement shall be governed by the laws of the State of Delaware.




               [Remainder of page intentionally left blank.]

         In witness whereof, the parties hereto have caused this Agreement to be signed as of the 10th day of December, 2004.



PIONEER  SERIES TRUST II,                          PIONEER INVESTMENT
      on behalf of its series,                     MANAGEMENT, INC.
      Pioneer California Tax Free Income Fund





 By:    /s/Osbert M. Hood                    By:      /s/Dorothy E. Bourassa

Name:    Osbert M. Hood                      Name:     Dorothy E. Bourassa
Title:   Executive Vice President            Title:    Secretary